EXHIBIT 12.1

Vanguard Health Systems, Inc.
Computations of Ratios of Earnings to Fixed Charges
(unaudited)
(dollars in millions)

	Predecessor	Combined Basis	Year ended June 30, 2006	Year ended June 30, 2007	Year ended June 30, 2008	Predecessor July 1, 2004 through September 22, 2004	Successor September 23, 2004 through June 30, 2005
	Year ended June 30 2004	Year ended June 30, 2005
EARNINGS:
Income (loss) from continuing operations before income taxes	$57.6	$(114.5)	$39.7	$(125.2)	$1.3	$(164.3)	$49.8
Minority interest expense (income)	(2.5)	(0.3)	2.6	2.6	3.0	(0.5)	0.2
Equity method income	(1.5)	(1.0)	(0.2)	(0.9)	(0.7)	(0.2)	(0.8)
Fixed charges, exclusive of capitalized interest (a)	47.1	91.3	118.8	140.9	138.9	11.7	79.6

Earnings	$100.7	$(24.5)	$160.9	$17.4	$142.5	$(153.3)	$128.8

FIXED CHARGES:
Interest charged to expense (b)	$41.8	$84.5	$110.3	$131.6	$128.4	$10.4	$74.1
Portion of rents representing interest (c)	5.3	6.8	8.5	9.3	10.5	1.3	5.5

Fixed charges, exclusive of capitalized interest	47.1	91.3	118.8	140.9	138.9	11.7	79.6
Capitalized interest	0.2	4.3	8.3	3.0	1.4	1.1	3.2

Total fixed charges	$47.3	$95.6	$127.1	$143.9	$140.3	$12.8	$82.8

Ratio of earnings to fixed charges	2.13x	n/a	1.27x	n/a	1.02x	n/a	1.56x

Amount by which earnings are inadequate to cover
fixed charges	n/a	$120.1	n/a	$126.5	n/a	$166.1	n/a

____________________
(a) Calculated in fixed charges section below.
(b) Excludes interest income.
(c) Estimated to be 25% of consolidated rental expense.